SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 3)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                                (Name of Issuer)

               INTEGRA LIFESCIENCES HOLDINGS CORPORATION (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

            2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008
                         (Title of Class of Securities)

                      (CUSIP NOS. 457985AA7 AND 457985AB5)
                      (CUSIP Number of Class of Securities)

                              MAUREEN B. BELLANTONI
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 ENTERPRISE DRIVE
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 275-0500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              PETER LABONSKI, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-1200

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
             ------------------------              ------------------------
                   $120,000,000                            $12,840

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the exchange of $120,000,000 aggregate principal amount of the Issuer's 2 1/2% Contingent Convertible Subordinated Notes due 2008 in exchange for Integra LifeSciences Holdings Corporation's 2 1/2% Contingent Convertible Subordinated Notes due 2008.

**   Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not applicable.       Filing party: Not applicable.
     Form or Registration No.: Not applicable.     Date Filed: Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1


     [X] issuer tender offer subject to Rule 13e-4


     [ ] going private transaction subject to Rule 13e-3


     [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]


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

                  This Amendment No. 3 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Integra LifeSciences Holdings Corporation, a Delaware corporation, (the "Issuer") on July 17, 2006, and amended by Amendment No. 1 thereto filed on July 31, 2006 and Amendment No. 2 thereto filed on August 15, 2006 (as so amended, the "Schedule TO"). This Amendment relates to the offer by the Issuer (i) to exchange $1,000 in principal amount of 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "New Notes") and (ii) a one time cash payment (an "Exchange Fee") equal to $2.50 for each $1,000 in principal amount of the Issuer's outstanding 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "Old Notes" and together with the New Notes, the "Notes") that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange (this "Offer to Exchange") and in the related Letter of Transmittal (the "Letter of Transmittal"), as each may be amended from time to time. The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange is referred to herein as an "Offer." This Amendment amends and supplements Schedule TO as set forth below. This Amendment is filed to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

                  The information in the Offer to Exchange and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 AND 4

         Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

         (1) The Offer has been extended from 5:00 p.m., New York City time, on August 28, 2006, until 5:00 p.m., New York City time, on September 26, 2006, unless further extended by the Company and subject to the right of the Company, in its sole discretion, subject to applicable law, to terminate, withdraw or amend the Offer at any time as discussed below. Any additional extension of the Offer will be announced by press release no later than 9:00 a.m. New York City time, on the next Nasdaq Global Select Market trading day after the previously scheduled Expiration Date.

         (2) On page 12 of the Offer to Exchange, the following language is hereby added after "Summary Comparison of the Old Notes and the New Notes - Conversion Price":

--------------------------------------------------------------------------------
MAKE WHOLE PREMIUM UPON DESIGNATED EVENT . . .   If a designated event occurs at
                                                 any time prior to March 15,
                                                 2008, we will pay, to the
                                                 extent described below, a make
                                                 whole premium on New Notes
                                                 converted in connection with a
                                                 designated event by increasing
                                                 the conversion rate applicable
                                                 to the New Notes.

                                                 The amount of the increase in
                                                 the applicable conversion rate,
                                                 if any, will be based on our
                                                 common stock price and the
                                                 effective date of the
                                                 designated event. A description
                                                 of how the increase in the
                                                 applicable conversion rate will
                                                 be determined and a table
                                                 showing the increase that would
                                                 apply at various common stock
                                                 prices and designated event
                                                 effective dates are set forth
                                                 under "Description of New
                                                 Notes--Make Whole Premium Upon
                                                 Designated Event."
--------------------------------------------------------------------------------

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


         (3) On page 47 of the Offer to Exchange, the following language is hereby added in place of the test in the fourth bullet point in the first paragraph in the section entitled "Description of New Notes--Conversion Rights":

         o we become a party to a consolidation, merger or sale of all or substantially all of our assets or a change in control occurs pursuant to which our common stock would be converted into cash, stock or other property unless all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the New Notes become convertible solely into the following for each $1,000 principal amount of New Notes being converted, subject to the right to elect to pay the net share amount (as defined in "--Payment Upon Conversion") in cash: (1) cash equal to the sum of the daily cash amounts (as defined in "--Payment Upon Conversion"), and (2) net shares (as defined in "--Payment Upon Conversion") with a value equal to the net share amount, in each case for each of the 15 trading days during the related observation period (as defined in "--Payment Upon Conversion") (it being understood that the term "common stock" for the purpose of the defined terms used in this clause shall refer to the equity consideration payable to holders of common stock in connection with such a transaction).

         (4) On page 53 of the Offer to Exchange, the following is hereby added above the section entitled "Description of New Notes--Consolidation, Merger and Sale of Assets":

MAKE WHOLE PREMIUM UPON DESIGNATED EVENT

         If a designated event (as defined below) occurs at any time prior to March 15, 2008, we will pay, to the extent described below, a make whole premium if you convert your New Notes in connection with any such transaction by increasing the conversion rate applicable to such New Notes if and as required below. A conversion of the New Notes by a holder will be deemed for these purposes to be "in connection with" a designated event if the conversion notice is received by the conversion agent on or subsequent to the date 15 trading days prior to the date announced by us as the anticipated effective date of the designated event but before the close of business on the trading day immediately preceding the related designated event date. Any make whole premium will have the effect of increasing the amount of cash, securities or other assets otherwise due to the holder. The applicable conversion rate will be determined by reference to the table below and is based on the date on which the designated event becomes effective, which we refer to as the "effective date," and the price, which we refer to as the "stock price," paid, or deemed to be paid, per share of our common stock in the transaction constituting the designated event, subject to adjustment as described below. If holders of our common stock receive only cash upon the occurrence of a designated event, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the average of the daily closing prices of our common stock for the five consecutive trading days prior to the effective date.

         A "designated event" means any event that constitutes a change in control or would constitute a change in control but for the existence of an "Excess Market Price Event" (as defined in "--Purchase of New Notes Upon a Change in Control").

         The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical stock price and the effective date set forth below.

                     ------------------------------------------------------------------------------------------------
                                                               STOCK PRICE
                     ================================================================================================
                     $23.55   $25.00   $30.00   $35.00   $40.00   $45.00   $50.00  $55.00   $60.00   $65.00   $70.00
9/26/2006              11.8      9.8      5.5      3.1      1.8      1.1      0.7     0.5      0.3      0.3      0.2
3/15/2007              11.8      9.8      5.1      2.5      1.3      0.6      0.3     0.2      0.1      0.1      0.1
3/15/2008               0.0      0.0      0.0      0.0      0.0      0.0      0.0     0.0      0.0      0.0      0.0

         The actual stock price and effective date may not be set forth on the table, in which case:

         o if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

         o if the stock price on the effective date exceeds $70.00 share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

         o if the stock price on the effective date is less than $23.55 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

         The stock prices set forth in the first row of the table above will be adjusted as of any date on which the conversion rate of the New Notes is adjusted as set forth under the conversion procedures above. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under the conversion procedures, other than by operation of an adjustment to the conversion rate by virtue of the make whole premium as described above.

         The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their New Notes in connection with a designated event will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the designated event transaction.

         Our obligation to deliver the additional shares, or cash to satisfy our obligations, to holders that convert their New Notes in connection with a designated event could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

         (5) On page 52 of the Offer to Exchange, the following language is hereby added in place of the paragraph beginning with the phrase "However, a change in control" in the section entitled "Description of New Notes--Purchase of New Notes Upon a Change in Control":

         However, a change in control will not be deemed to have occurred if (i) at least 90% of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control above consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the New Notes become convertible solely into the following for each $1,000 principal amount of New Notes being converted, subject to the right to elect to pay the net share amount in cash:
(1) cash equal to the sum of the daily cash amounts, and (2) net shares with a value equal to the net share amount, in each case for each of the 15 trading days during the related observation period (it being understood that the term "common stock" for the purpose of the defined terms used in this clause shall refer to the equity consideration payable to holders of common stock in connection with a change in control); or (ii) the market price per share of our common stock for any five trading days within (a) the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of the change in control under the first bullet point above; or (b) the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change in control under the second or third bullet point above, equals or exceeds 110% of the conversion price of the notes in effect on each such trading day. Any event satisfying clause (ii) shall constitute an "Excess Market Price Event."

         (6) On p. 41 of the Offer to Exchange, following language is hereby added after the section entitled "The Offer to Exchange - Transfer Taxes":

STOCK REPURCHASES

         Since the commencement of the Offer on July 17, 2006 Integra repurchased 401,450 shares of its common stock at a total cost of $14,554,878.43 including commission at $0.03 per share. As a result of these purchases and the amendments to the Offer, Integra is extending the Offer for 20 business days from the date of Supplement No. 2 to the Offer to Exchange. The following trades were made since the commencement of the Offer:

         o On August 4, 2006 Integra purchased 20,750 shares at a total cost of $739,658.65 including commission;

         o On August 7, 2006 Integra purchased 36,900 shares at a total cost of $1,310,676.93 including commission;

         o On August 8, 2006 Integra purchased 36,900 shares at a total cost of $1,324,879.74 including commission;

         o On August 9, 2006 Integra purchased 36,900 shares at a total cost of $1,327,728.42 including commission;

         o On August 10, 2006 Integra purchased 36,900 shares at a total cost of $1,320,732.18 including commission;

         o On August 11, 2006 Integra purchased 16,900 shares at a total cost of $603,037.63 including commission;

         o On August 14, 2006 Integra purchased 44,000 shares at a total cost of $1,571,952.80 including commission;

         o On August 15, 2006 Integra purchased 8,000 shares at a total cost of $287,024.80 including commission;

         o On August 16, 2006 Integra purchased 44,000 shares at a total cost of $1,592,984.80 including commission;

         o On August 17, 2006 Integra purchased 35,000 shares at a total cost of $1,297,338.00 including commission;

         o On August 18, 2006 Integra purchased 36,500 shares at a total cost of $1,352,200.90 including commission;

         o On August 21, 2006 Integra purchased 40,000 shares at a total cost of $1,501,080.00 including commission; and

         o On August 22, 2006 Integra purchased 8,700 shares at a total cost of $325,583.58 including commission.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 5 of the Schedule TO is hereby amended and supplemented by adding the following language:

         (a) TRANSACTIONS. Since the commencement of the Offer on July 17, 2006 Integra repurchased 401,450 shares of its common stock at a total cost of $14,554,878.43 including commission at $0.03 per share. As a result of these purchases and the amendments to the Offer, Integra is extending the Offer for 20 business days from the date of Supplement No. 2 to the Offer to Exchange. The following trades were made since the commencement of the Offer:

         o On August 4, 2006 Integra purchased 20,750 shares at a total cost of $739,658.65 including commission;

         o On August 7, 2006 Integra purchased 36,900 shares at a total cost of $1,310,676.93 including commission;

         o On August 8, 2006 Integra purchased 36,900 shares at a total cost of $1,324,879.74 including commission;

         o On August 9, 2006 Integra purchased 36,900 shares at a total cost of $1,327,728.42 including commission;

         o On August 10, 2006 Integra purchased 36,900 shares at a total cost of $1,320,732.18 including commission;

         o On August 11, 2006 Integra purchased 16,900 shares at a total cost of $603,037.63 including commission;

         o On August 14, 2006 Integra purchased 44,000 shares at a total cost of $1,571,952.80 including commission;

         o On August 15, 2006 Integra purchased 8,000 shares at a total cost of $287,024.80 including commission;

         o On August 16, 2006 Integra purchased 44,000 shares at a total cost of $1,592,984.80 including commission;

         o On August 17, 2006 Integra purchased 35,000 shares at a total cost of $1,297,338.00 including commission;

         o On August 18, 2006 Integra purchased 36,500 shares at a total cost of $1,352,200.90 including commission;

         o On August 21, 2006 Integra purchased 40,000 shares at a total cost of $1,501,080.00 including commission; and

         o On August 22, 2006 Integra purchased 8,700 shares at a total cost of $325,583.58 including commission.

ITEM 11. ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

         On August 28, 2006, the Company announced the extension of the Offer and the addition of takeover protection as described above under Items 1 and 4 of this Amendment, a copy of which is filed as Exhibit
         (a)(5)(iv) to this Amendment and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(vii)   Supplement No. 2 to Offer to Exchange, dated August 28, 2006.

(a)(5)(iv)    Press Release, dated August 28, 2006.


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

SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2006               INTEGRA LIFESCIENCES HOLDINGS CORPORATION




                                      By: /s/ MAUREEN B. BELLANTONI
                                          --------------------------------------
                                          Name:  Maureen B. Bellantoni
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(1)(i)         Offer to Exchange, dated July 17, 2006.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)        Supplement to Offer to Exchange, dated July 31, 2006.*

(a)(1)(vii)       Supplement No. 2 to Offer to Exchange, dated August 28, 2006.

(a)(5)(i)         Press Release, dated July 17, 2006.*

(a)(5)(ii)        Press Release, dated July 31, 2006.*

(a)(5)(iii)       Press Release, dated August 14, 2006.*

(a)(5)(iv)        Press Release, dated August 28, 2006.


* Previously filed.



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